Exhibit 99.1

PRESS RELEASE

VinFast Announces Leadership Transition

January 5, 2024 – VinFast Auto Ltd. (“VinFast” or the “Company”), Vietnam’s leading electric automotive manufacturer, is pleased to announce changes to its leadership as it enters the next phase of its development, effective as of today.

Mr. Pham Nhat Vuong, founder and Chairman of Vingroup Joint Stock Company (“Vingroup”) – VinFast’s parent company – will transition from his current role as the Chairman of the Board of Directors of VinFast to assume the executive position of Chief Executive Officer (“CEO”) of VinFast. He will continue to serve as a Director of the Company and now assumes the position of Managing Director. Concurrently, Madame Le Thi Thu Thuy will transition from her current role as CEO to assume the position of Chairwoman of the Board of Directors.

The Company also announced the appointment of Ms. Nguyen Thi Lan Anh as its new Chief Financial Officer, replacing Mr. David Mansfield.

Following VinFast’s robust growth and significant business achievements in recent years, culminating in the Company’s successful entry into the North America market and U.S. listing, the Board concluded that it is the right time to evolve the Company’s leadership as it enters the next phase of its development.

Madame Thuy commented: “I am proud of VinFast’s many achievements to date. We have developed one of the most extensive EV portfolios in record time and successfully entered the global automotive market. With our deep automotive manufacturing roots, a growing distribution network, and the support of a talented team, VinFast is now well equipped to accelerate its global expansion. I strongly believe that VinFast will continue to thrive as it benefits from Mr. Pham’s leadership and business acumen, and I am looking forward to working with him and the rest of the management team in my new role to guide and support VinFast’s continued growth.”

She also added: “While my title is changing, I am happy to say that I will continue to engage with VinFast’s external stakeholders and the Company’s fundraising efforts. I look forward to continuing our dialogue as we progress on achieving our ambitious strategy. Finally, as Chairwoman, I plan to focus on ensuring we carry out VinFast’s mission while upholding the Company’s high governance standards.”

Mr. Pham will now directly oversee the operations of VinFast, including global production, sales, and marketing. The Board believes that Mr. Pham is uniquely suited to take on the CEO role at this important phase of VinFast’s development, given his industry experience from founding and growing VinFast and his track record of leading Vingroup, the largest conglomerate in Vietnam with its market-leading businesses across the industrials, technology, real estate and social services sectors.

Mr. Pham previously served as the Chairman of the VinFast’s Board of Directors since March 2022, in addition to being Chairman of the Board of Directors of Vingroup. In 2013, he became the first Vietnamese billionaire to enter the list of the world’s richest individuals compiled by Forbes.

Madame Thuy, who now transitions to the role of Chairwoman, served as the Managing Director of the Company’s Board and CEO since March 2022. She joined Vingroup in 2008 as the conglomerate’s Chief Financial Officer and was later appointed as the CEO of Vingroup and VinSmart Research & Manufacturer Joint Stock Company before resigning from those positions in 2014 and 2021. She has been the Chairwoman of VinFast and Vice Chairwoman of Vingroup since the Company was founded in 2017.

Ms. Lan Anh, who assumes the role of CFO, joined Vingroup in 2020. She possesses extensive knowledge of the Company's operations, including manufacturing and supply chain, from previously serving as the Deputy CEO of Finance & Operations and Chief Financial Officer of VinES Energy Solution JSC (“VinES”), Vingroup's battery arm. She is a Fellow Chartered and Certified Accountant and a Certified Practicing Accountant Australia. With experience spanning decades in accounting and finance, the Company places the utmost confidence in Ms. Lan Anh's ability to succeed as its new CFO.

About VinFast

VinFast – a member of Vingroup – envisions driving the advancement of the global smart electric vehicle revolution. Established in 2017, VinFast owns a state-of-the-art automotive manufacturing complex with globally leading scalability that boasts up to 90 percent automation in Hai Phong, Vietnam.

Strongly committed to the mission of a sustainable future for everyone, VinFast constantly innovates to bring high-quality products, advanced smart services, seamless customer experiences, and pricing strategy for all to inspire global customers to jointly create a future of smart mobility and a sustainable planet. Learn more at: https://vinfastauto.us.